8. Proxy Voting Information

At Special Meetings of Shareholders of the Fund held on May 17, 2013 and adjourned until June 7, 2013,
Fund shareholders elected the proposed Trustees and approved a new Investment Advisory Agreement between the Adviser and the Trust, on behalf of the Fund, at the same fee rate as that under the previous investment advisory agreement.

The tables below indicate the voting results for the items noted:

Nominee	Date Passed	For	Withheld
Mr. David Brooks Adcock	5/17/13	22,188,280	15,068
Mr. Nigel D. T. Andrews	5/17/13	22,188,244	15,103
Ms. E. Lee Beard	5/17/13	22,188,280	15,068
Mr. David C. Brown	5/17/13	21,123,846	1,079,501
Ms. Sally M. Dungan	5/17/13	22,188,280	15,068
Mr. David L. Meyer	5/17/13	22,188,280	15,068
Mr. Leigh A. Wilson	5/17/13	22,188,244	15,103


Resolution	Date 	For	    Against	Abstain	    Broker
		Passed					    Non-Vote
Investment
Advisory
Agreement	6/7/13	21,984,136  11,932	2,631,982   1,130,288